UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER


                          1STOPSALE.COM HOLDINGS, INC.
                          ----------------------------
                          (Exact name of registrant as
                       specified in its corporate charter)


                                     0-31505
                                     -------
                               Commission File No.


                    Delaware                                  23-3020677
                    --------                                 ----------
             (State of Incorporation)                       (IRS Employer
                                                          Identification No.)


                1422 Chestnut Street, Philadelphia, PA 19102-2510
                -------------------------------------------------
                    (Address of principal executive offices)


                             (215) 569-9176 Ext. 12
                             ----------------------
                           (Issuer's telephone number)

                          1STOPSALE.COM HOLDINGS, INC.

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


GENERAL

         This Information Statement is being delivered on or about August 21, 2001 to the holders of shares of common stock, par value $0.001 (the "Common Stock") of 1stopsale.com Holdings, Inc., a Delaware corporation (the "Company"), as of August 20, 2001. You are receiving this Information Statement in connection with the possible election of one person designated by the majority of the Company's stockholders to fill all of the seats on the Company's Board of Directors (the "Board").

         On August 6, 2001, William Tay, the majority shareholder of the Company entered into a Capital Stock Purchase Agreement (the "Agreement") with Donald R. Mastropietro, which results in a restructuring of the Company's management, Board of Directors, and ownership.

         Pursuant to the terms of the Agreement, Mr. Tay (the "Seller") sold 11,500,000 shares of the Company, representing at that time more than 95% of the outstanding common stock, to Mr. Mastropietro on August 20, 2001. As consideration for the purchase of the shares, Mr. Mastropietro paid the sum of $425,000 cash to Seller.

         On August 20, 2001, in accordance with the Agreement, the Board of Directors received a letter of resignation from its sole Board member, Mr. Tay, which is effective upon the appointment of a new Board of Directors. Pursuant to the Agreement, Mr. Tay appointed Mr. Mastropietro as the sole director, president and secretary of the Company. Mr. Mastropietro will not take office as a director until at least ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder.

         YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  THEREOF

Voting  Securities  of  the  Company

         On August 20, 2001, there were 12,078,775 shares of common stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security  Ownership  of  Certain  Beneficial  Owners  and  Management

         The following table sets forth, as of August 20, 2001, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

                 Name and Address of          Amount and Nature of   Percent of
Title of Class   Beneficial Owner (1)         Beneficial Ownership   Class (2)
--------------   ---------------------        --------------------  ----------

Common Stock    Donald R. Mastropietro            11,500,000           95.2%
                321 N. Kentucky Ave., Suite 1
                Lakeland, FL  33801

Common Stock    All Officers and Directors
                as a Group (1 person)             11,500,000           95.2%


(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.
(2)      Based upon 12,708,775 shares issued and outstanding.

Changes  in  Control

         On August 20, 2001, Donald R. Mastropietro acquired 11,500,000 restricted common shares of the Company from William Tay in a private purchase transaction. Mr. Mastropietro became the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended. Simultaneously with this transaction, the Board of Directors of the Company nominated Mr. Mastropietro to the Board of Directors and all former officers and directors resigned. Mr. Mastropietro was then named President, Secretary and Treasurer of the Company.

         Prior to the sale, the Company had 12,708,775 shares of common stock outstanding.


DIRECTORS  AND  EXECUTIVE  OFFICERS

Legal  Proceedings

         The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors  and  Executive  Officers

         The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.

         Name                         Age      Position(s)
         ----                         ---      -----------

         Donald R. Mastropietro       52       President, Secretary, Treasurer
                                               and Director

         Mr. Mastropietro has served as Assistant Vice President Finance of Intelliworxx, Inc., a company whose securities are registered under the Securities Exchange Act of 1934, as amended, since October 16, 2000 and previously served as Director Accounting and Administration since May 19, 1999. He has served as Corporate Secretary of Intelliworxx since his appointment on March 21, 2000. From 1996 until he joined Intelliworxx, Mr. Mastropietro worked as a Financial Consultant for several public and private companies. From 1993 to 1996 he served as Chief Financial Officer of EVRO Corporation. From 1972 to 1993, Mr. Mastropietro held several accounting positions at Teltronics, Inc, serving the last five years as Vice President of Finance, Chief Financial Officer, Secretary and Treasurer. Mr. Mastropietro graduated in 1970 from Ohio Northern University with a BA in Business Administration with an Accounting concentration.

Certain  Relationships  and  Related  Transactions

         Not applicable

Compliance  with  Section  16(a)  of  the  Securities  Exchange  Act  of  1934

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

         To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under
Section 16(a).

COMPENSATION  OF  DIRECTORS  AND  EXECUTIVE  OFFICERS

Executive  Officers  and  Directors

         We currently do not pay any cash salaries to any officers or directors.

Summary  Compensation  Table

         The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 1999 and 2000. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                                             SUMMARY COMPENSATION TABLE

                           Annual Paid Compensation                          Long Term Compensation

                                                                   Awards                     Payouts
                                                                -------------------------------------------------------
                                                     OTHER       RESTRICTED    SECURITIES                    ALL
                                                     ANNUAL        STOCK        UNDERLYING     LTIP         OTHER
      NAME AND                 SALARY      BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS     COMPENSATION
 PRINCIPAL POSITION      YEAR   ($)         ($)        ($)           ($)         SARS (#)       ($)           ($)
-----------------------------------------------------------------------------------------------------------------------
William Tay              2000     -0-         -0-        -0-            -0-          -0-          -0-           -0-
(President,             (12/31)
 Treasurer,
 Secretary)
                         1999     -0-         -0-        -0-            -0-          -0-          -0-           -0-
                        (12/31)

                            OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                      (INDIVIDUAL GRANTS)

                 NUMBER OF SECURITIES         PERCENT OF TOTAL
                        UNDERLYING          OPTIONS/SAR'S GRANTED
                      OPTIONS/SAR'S         TO EMPLOYEES IN FISCAL    EXERCISE OF         EXPIRATION
NAME                    GRANTED (#)                 YEAR              BASE PRICE ($/SH)     DATE
----------------------------------------------------------------------------------------------------------
William Tay              None                       N/A                    N/A                N/A

                                AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                            AND FY-END OPTION/SAR VALUES


                                                       Number of Unexercised        Value of Unexercised In
                  Shares Acquired                       Securities Underlying       The-Money Option/SARs
                       On               Value         Options/SARs At Fy-End(#)          At FY-End ($)
Name              Exercise (#)       Realized ($)      Exercisable/Unexercisable   Exercisable/Unexercisable
------------------------------------------------------------------------------------------------------------
William Tay            N/A                 N/A                    None                        N/A



Dated:     August 21,  2001                    1STOPSALE.COM HOLDINGS, INC.



                                               /s/ Donald R. Mastropietro
                                               ---------------------------------
                                               Donald R. Mastropietro, Secretary